

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

Via E-mail
Arnold Casale
Chief Executive Officer
Soupman, Inc.
1110 South Avenue, Suite 100
Staten Island, NY 10314

> **Re: Soupman, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2012**
> **Filed December 14, 2012**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2012**
> **Filed January 14, 2013**
> **File No. 0-53943**

Dear Mr. Casale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations – Year ended August 31, 2012, page 16

1. We note your disclosure in the first paragraph on page 17 that cost of sales includes fees for slotting and promotion for the new Tetra pack, which conflicts with your revenue recognition accounting policy disclosed on page 27. Please clarify your disclosure or otherwise advise.

2. Please provide an analysis of the factors that caused the increase in cost of sales and cost of sales as a percentage of revenues in your discussion of cost of sales on page 17. Please also

please provide an analysis of the underlying reasons for the decrease in operating expenses. In addition, please discuss any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and any known tends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on sales or income from continuing operations. Please refer to Item 302(a) of Regulation S-K.

Current and Future Financing Needs, page 17

3. We note that you state you "do not have sufficient cash to operate [your] business at the current level for the next twelve months . . ." Please discuss how you will fund operations in the coming months, how many months you can expect to continue to fund operations without further funding, and quantify the amount of funding you will need to raise over the next 12 months to continue in business.

4. We also note your disclosure that you have insufficient cash to achieve your business goals. Please discuss whether you have any plans to change your operations or business plan in light of your liquidity and the anticipated impact any such changes would have on your revenues, income and liquidity. See Item 303(a)(1) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 19
Consolidated Statements of Operations, page 21

5. Please tell us your basis in GAAP for classifying allowances taken on notes and accounts receivable from franchisees, including those due from related parties, and gains from the write-off of accounts payable and sale of equipment as other income (expense) as opposed to classifying such charges and credits in loss from operations.

6. Please tell us your consideration of providing the disclosures required by ASC 205-20-50-1 with respect to discontinued operations.

Consolidated Statement of Stockholders' Deficit, page 22

7. We note that you issued warrants as debt issue costs during fiscal 2012. Please tell us whether this transaction is disclosed in the notes to financial statements. If not, tell us your consideration of disclosing the transaction and how the fair value of the warrants was determined. In addition, please file the warrant agreement as an exhibit to your Form 10-K. See Item 601(b)(10) of Regulation S-K.

Note 2. Summary of Significant Accounting Policies, page 24

8. Please provide us your analysis supporting your conclusion that Soup Kitchen International, Inc. is a variable interest entity and why it would be subject to consolidation in compliance with ASC 810-10. In doing so, please provide your assessment of the characteristics of your

variable interests in the VIE as well as other variable interest holders and explain to us why you have the power to direct the activities of the VIE that most significantly impact the VIEs economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In addition, please tell us how the chapter 7 petition for involuntary bankruptcy filed against Soup Kitchen impacts your conclusion to consolidate Soup Kitchen or otherwise direct its activities and absorb losses or receive benefits.

Further, it appears that at inception of the guarantee there was a high likelihood that you would be required to pay the secured debt of Soup Kitchen and a low likelihood that you would not be required to make any payment. Please tell us your consideration of recognizing a liability for the probable loss in accordance with ASC 450-20 in the event VIE accounting is not deemed applicable.

9. Please tell us your consideration of disclosing the information required by ASC 810-10-50-2AA, ASC 810-10-50-3 and ASC 810-1-50-5A.

Note 9. Derivative Liabilities, page 34
Modification of underlying debt, page 34

10. Please tell us in detail how you determined the loss on the extinguishment of the debt.

Note 12. Stockholders' Deficit, page 35
(C) Stock Options, page 36

11. Please tell us how you are accounting for the stock options issued to the consultant disclosed in the first paragraph, and why your accounting complies with ASC 505-50.

Note 13. Commitments and Contingencies, page 38
Commitments, page 38

12. Please tell us how you are accounting for the obligations to issue stock-based awards to your Chairman and the consultant disclosed in the last two paragraphs, and why your accounting complies with ASC 718 or ASC 505-50.

Note 14. Acquisition, page 39

13. We understand that you accounted for the acquisition of OSM as a transaction between entities under common control recognizing the assets and liabilities acquired at their carrying amounts. If our understanding is correct, please tell us:

•   how you determined that PPOR and OSM were under common control;

- whether the Chairmen held more than 50% of the voting ownership interest in each entity; and

- why you did not present your financial statements in accordance with the guidance in ASC 805-50-45.

In addition, it appears that the shareholders of OSM have voting and operating control of the combined entity. As such, please tell us your consideration of accounting for the transaction as a reverse recapitalization equivalent to the issuance of stock by OSM for the net monetary assets of PPOR accompanied by a recapitalization of OSM.

Item 9A. Control and Procedures, page 43
(a) Evaluation of Disclosure Controls and Procedures, page 43

14. Please provide the disclosures required by Item 308(a)(1) and (3) of Regulation S-K.

Item 11. Executive Compensation, page 46

15. We note that the salaries of your named executive officers increased in 2012. Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in your summary compensation table, such as the reasons for these increases and the material terms of the employment agreements of your named executive officers. In this regard, we note your disclosure in the first paragraph on page 8 that you have entered into written employment agreements with your executive officers. See Item 402(o) of Regulation S-K. Please also file your employment agreements as exhibits to your Form 10-K. See Item 601(b)(10) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 47

16. Please revise to disclose the information required by Item 404 of Regulation S-K. We note, by way of example, the disclosure in Note 6 to your financial statements.

Item 15. Exhibits and Financial Statement Schedules and Reports on Form 8-K, page 49

17. We note your disclosure under the heading "Equity Compensation Plan" on page 13 and the related S-8 (File No. 333-172060) filed on February 4, 2011. We also note that you did not file the consent of your independent registered public accounting firm as an exhibit to your annual report. Please amend your annual report to file the consent or tell us why this is not required. See Item 601 of Regulation S-K. For additional guidance, you also may refer to Financial Reporting Manual Item 4810.4 available on our website at www.sec.gov.

Form 10-Q for Fiscal Quarter Ended November 30, 2012

18. Please address the above comments in future filings to the extent applicable.

Notes to Consolidated Financial Statements, page 5

Note 3. Summary of Significant Accounting Policies, page 5

Reclassification, page 5

19. Please tell us the nature of the reclassifications of prior period amounts to conform to the current period presentation. We are particularly interested in understanding the reclassification of a portion of net debt outstanding at August 31, 2012 to account payable and accrued liabilities. In addition, we note your disclosure that the reclassifications included the restatement previously mentioned. We are unable to locate any disclosure of the restatement. Please advise.

Item 4. Controls and Procedures, page 22

20. You disclose that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. As such, your principal executive and principal financial officers should conclude, if true, your disclosure controls and procedures are effective at the reasonable assurance level. Refer to Item 307 of Regulation S-K and revise your disclosure in future filings. In addition, please confirm to us your principal executive and principal financial officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief